UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒	Form 10-K	☐	Form 20-F	☐	Form11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:	August 1, 2020
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ASCENA RETAIL GROUP, INC.
Full Name of Registrant

Former Name if Applicable

933 MacArthur Boulevard
Address of Principal Executive Office (Street and Number)

Mahwah, New Jersey 07430
City, State, and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or transition report or portion thereof, could not be filed within the prescribed time period.

Ascena Retail Group, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Form 10-K for the fiscal year ended August 1, 2020 (the “Fiscal 2020 Form 10-K”), due to the continued impact of the coronavirus disease (“COVID-19”) pandemic on the Company’s financial statements and disclosures, including its quarterly impairment analysis, which is still in process, and the evaluation of assumptions inherent in the preparation of those financial statements. As a result, the Company, and its independent auditor, require additional time to review the Company’s financial information to be included in the Fiscal 2020 Form 10-K.

Moreover, on July 23, 2020, the Company and certain of the Company’s direct and indirect subsidiaries commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia. The ongoing demands related to the Chapter 11 Cases have taken up a significant portion of management's time and resources. Further, the preparation and review of the disclosures required in the Fiscal 2020 Form 10-K as a result of the Chapter 11 Cases will also take significant time to complete.

For the reasons described above, the delay in filing the Fiscal 2020 Form 10-K could not be avoided without unreasonable effort or expense.

 PART IV – OTHER INFORMATION
(1)Name and telephone number of the person to contact in regard to this notification

Dan Lamadrid	(551)	777-6700
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. Yes ☒No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As discussed above, the Company’s day-to-day operations and business have experienced significant disruptions as a result of the COVID-19 pandemic and its effects, and the pandemic has materially adversely affected the Company’s revenues, earnings, liquidity and cash flows. The Company’s net sales for the year ended August 1, 2020 are expected to be approximately $3.7 billion as compared to $4.7 billion for the last fiscal year. The Company’s gross margin (net sales less cost of goods sold) for the year ended August 1, 2020 is expected to be approximately $1.9 billion, as compared to $2.6 billion for the last fiscal year. At this time, the Company is unable to further quantitatively describe the expected changes in its results of operations as compared to the corresponding period for the last fiscal year due to, among other things, the ongoing impairment analysis for the reasons referred to in Part III above.

The above financial data for the year ended August 1, 2020 is preliminary and subject to the Company’s ability to complete and obtain required financial and other information described under Part III above and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion or any other form of assurance with respect to, the data included above. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended August 1, 2020, and the Company’s final numbers for this data may differ materially from these estimates.

ASCENA RETAIL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 2, 2020	By:	/s/ Dan Lamadrid
Executive Vice President and Chief Financial Officer